SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 40)*

                               Mesa Royalty Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    590660106
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 206,616 units, which constitutes approximately 11.1% of the total number of units outstanding. All ownership percentages set forth herein assume that there are 1,863,590 units outstanding.

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1.     Name of Reporting Person:

       Alpine Capital, L.P.
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2.     Check the Appropriate Box if a Member of a Group:               (a)  [_]
                                                                       (b)  [X]
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3.     SEC Use Only

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4.     Source of Funds: WC

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5.     Check box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e):                                               [_]

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6.     Citizenship or Place of Organization: Texas

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                       7.     Sole Voting Power:        206,616(1)
Number of
Units                 ----------------------------------------------------------
Beneficially           8.     Shared Voting Power:      -0-
Owned By
Each                  ----------------------------------------------------------
Reporting              9.     Sole Dispositive Power:   206,616(1)
Person
With                  ----------------------------------------------------------
                      10.     Shared Dispositive Power: -0-

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        206,616
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12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Units:                                                      [_]

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13.     Percent of Class Represented by Amount in Row (11):

        11.1%
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14.     Type of Reporting Person:

        PN
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------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

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1.     Name of Reporting Person:

       Robert W. Bruce III
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2.     Check the Appropriate Box if a Member of a Group:               (a)  [_]
                                                                       (b)  [X]
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3.     SEC Use Only

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4.     Source of Funds: Not Applicable

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5.     Check box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e):                                               [_]

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6.     Citizenship or Place of Organization: USA

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                       7.     Sole Voting Power:        -0-
Number of
Units                 ----------------------------------------------------------
Beneficially           8.     Shared Voting Power:      206,616(1)
Owned By
Each                  ----------------------------------------------------------
Reporting              9.     Sole Dispositive Power:   -0-
Person
With                  ----------------------------------------------------------
                      10.     Shared Dispositive Power: 206,616(1)

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        206,616(1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Units:                                                      [_]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        11.1%
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14.     Type of Reporting Person:

        IN
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----------
(1)  Solely in his capacity as one of two general partners of Alpine
     Capital, L.P.

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1.     Name of Reporting Person:

       Algenpar, Inc.
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2.     Check the Appropriate Box if a Member of a Group:               (a)  [_]
                                                                       (b)  [X]
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3.     SEC Use Only

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4.     Source of Funds: Not Applicable

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5.     Check box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e):                                               [_]

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6.     Citizenship or Place of Organization: Texas

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                       7.     Sole Voting Power:        -0-
Number of
Units                 ----------------------------------------------------------
Beneficially           8.     Shared Voting Power:      206,616(1)(2)
Owned By
Each                  ----------------------------------------------------------
Reporting              9.     Sole Dispositive Power:   -0-
Person
With                  ----------------------------------------------------------
                      10.     Shared Dispositive Power: 206,616(1)(2)

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        206,616(2)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Units:                                                      [_]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        11.1%
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14.     Type of Reporting Person:

        CO
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------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2)  Solely in its capacity as one of two general partners of Alpine
     Capital, L.P.

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1.     Name of Reporting Person:

       J. Taylor Crandall
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group:               (a)  [_]
                                                                       (b)  [X]
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3.     SEC Use Only

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4.     Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5.     Check box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e):                                               [_]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization: USA

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                       7.     Sole Voting Power:        -0-
Number of
Units                 ----------------------------------------------------------
Beneficially           8.     Shared Voting Power:      206,616(1)
Owned By
Each                  ----------------------------------------------------------
Reporting              9.     Sole Dispositive Power:   -0-
Person
With                  ----------------------------------------------------------
                      10.     Shared Dispositive Power: 206,616(1)

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        206,616(1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Units:                                                      [_]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        11.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 25, 1993, as amended by Amendment No. 1 dated February 24, 1994, Amendment No. 2 dated August 30, 1994, Amendment No. 3 dated August 10, 1995, Amendment No. 4 dated November 10, 1995, Amendment No. 5 dated December 15, 1995, Amendment No. 6 dated January 8, 1996, Amendment No. 7 dated February 22, 1996, Amendment No. 8 dated May 15, 1996, Amendment No. 9 dated July 19, 1996 Amendment No. 10 dated October 22, 1998, Amendment No. 11 dated November 9, 1998, Amendment No. 12 dated March 22, 1999, Amendment No. 13 dated June 16, 1999, Amendment No. 14 dated July 29, 1999, Amendment No. 15 dated February 2, 2000, Amendment No. 16 dated March 28, 2001, Amendment No. 17 dated April 23, 2001, Amendment No. 18 dated May 1, 2001, Amendment No. 19 dated September 27, 2001, Amendment No. 20 dated January 30, 2002, Amendment No. 21 dated February 18, 2003, Amendment No. 22 dated August 19, 2003, Amendment No. 23 dated October 30, 2003, Amendment No. 24 dated January 29, 2004, Amendment No. 25 dated April 28, 2004, Amendment No. 26 dated August 4, 2004, Amendment No. 27 dated October 5, 2004, Amendment No. 28 dated October 6, 2004, Amendment No. 29 dated October 7, 2004, Amendment No. 30 dated October 8, 2004, Amendment No. 31 dated October 12, 2004, Amendment No. 32 dated October 15, 2004, Amendment No. 33 dated October 22, 2004, Amendment No. 34 dated November 1, 2004, Amendment No. 35 dated November 9, 2004, Amendment No. 36 dated November 12, 2004, Amendment No. 37 dated November 22, 2004, Amendment No. 38 dated November 24, 2004 and Amendment No. 39 dated December 6, 2004 (as amended, the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units") of Mesa Royalty Trust (the "Issuer").

Item 1.    SECURITY AND ISSUER.

No material change.


Item 2.    IDENTITY AND BACKGROUND.

No material change.


Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.


Item 4.    PURPOSE OF TRANSACTION.

No material change.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 206,616, which constitutes approximately 11.1% of the outstanding Units.

BRUCE

Because of his position as one of two general partners of Alpine, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 206,616 Units, which constitutes approximately 11.1% of the outstanding Units.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 206,616 Units, which constitutes approximately 11.1% of the outstanding Units.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 206,616 Units, which constitutes approximately 11.1% of the outstanding Units.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.


(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 206,616 Units.

BRUCE

As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 206,616 Units.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 206,616 Units.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 206,616 Units.

(c) Since the most recent filing on Schedule 13D, Alpine has sold Units in open market transactions on the New York Stock Exchange as follows:

REPORTING PERSON          DATE            NO. OF UNITS SOLD     PRICE PER UNIT
----------------        --------          -----------------     --------------
    Alpine              12/08/04                  700               $67.99
    Alpine              12/09/04                  300               $67.95
    Alpine              12/10/04                1,500               $67.95
    Alpine              12/13/04                  350               $67.95
    Alpine              12/14/04                1,100               $67.95
    Alpine              12/15/04                  600               $68.00
    Alpine              12/17/04                1,250               $67.95
    Alpine              12/20/04                  750               $67.95
    Alpine              12/21/04                  150               $67.95
    Alpine              12/22/04                1,050               $67.95
    Alpine              01/12/05                7,500               $67.95
    Alpine              01/14/05                  100               $67.95
    Alpine              01/21/05                  400               $68.05
    Alpine              01/24/05                  750               $67.95
    Alpine              01/26/05                4,000               $67.95


Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units since the most recent filing on
Schedule 13D.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

(e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.


Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 28, 2005


                                        ALPINE CAPITAL, L.P.


                                        By: /s/ Robert W. Bruce III
                                            -------------------------
                                        Robert W. Bruce III,
                                        Manager


                                        /s/ Robert W. Bruce III
                                        -----------------------------
                                        ROBERT W. BRUCE III



                                        ALGENPAR, INC.


                                        By: /s/ Kevin G. Levy
                                            -------------------------
                                        Kevin G. Levy,
                                        Vice President


                                        /s/ Kevin G. Levy
                                        -----------------------------
                                        KEVIN G. LEVY,
                                        Attorney-in-Fact for:
                                        J. TAYLOR CRANDALL (1)


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                   EXHIBIT INDEX


EXHIBIT           DESCRIPTION

99.1              Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.